UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              THE UNION CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, $0.50 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   906072103
                                 (CUSIP NUMBER)

DAVID E. KING                                     WITH COPY TO:
MCCOWN DE LEEUW & CO.                             FRANK L. SCHIFF, ESQ.
101 EAST 52ND STREET                              WHITE & CASE
NEW YORK, NY 10022                                1155 AVENUE OF THE AMERICAS
212-270-6266                                      NEW YORK, NY 10036
                                                  212-819-8200


          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)





                                JANUARY 26, 1998

           ------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
                                  ------------

Check the following box if a fee is being paid with this statement / /.

                                  SCHEDULE 13D

----------------------------------
 CUSIP NO. 906072103
----------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MCCOWN DE LEEUW & CO. III, L.P.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)


                                                                         (B) X


-------------------------------------------------------------------------------
 3        SEC USE ONLY

-------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          SC, BK
-------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                   /  /
-------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF CALIFORNIA
-------------------------------------------------------------------------------
NUMBER OF SHARES                        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0*
EACH REPORTING PERSON
WITH
                                     ------------------------------------------
                                        8          SHARED VOTING POWER
                                                   0
                                     ------------------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                   0*
                                     ------------------------------------------
                                        10         SHARED DISPOSITIVE POWER
                                                   0
-------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,610,729*
-------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   /  /


-------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          APPROXIMATELY 77.82% OF THE SHARES ISSUED AND OUTSTANDING AS OF JANUARY 23, 1998
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*  SEE ITEMS 5(A) AND 5(B).

                                  SCHEDULE 13D

----------------------------------
 CUSIP NO. 906072103
----------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MCCOWN DE LEEUW & CO. III (EUROPE), L.P.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)


                                                                      (B) X


--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          SC, BK
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                 /  /
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------------------------------------------------------------------------------
NUMBER OF SHARES                        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0*
EACH REPORTING PERSON
WITH
                                     -------------------------------------------
                                        8          SHARED VOTING POWER
                                                   0
                                     -------------------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                   0*
                                     -------------------------------------------
                                        10         SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,610,729*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  /  /


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          APPROXIMATELY 77.82% OF THE SHARES ISSUED AND OUTSTANDING AS OF JANUARY 23, 1998
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*  SEE ITEMS 5(A) AND 5(B).

                                  SCHEDULE 13D

----------------------------------
 CUSIP NO. 906072103
----------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MCCOWN DE LEEUW & CO. III (ASIA), L.P.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)


                                                                      (B) X


--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          SC, BK
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                 /  /
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------------------------------------------------------------------------------
NUMBER OF SHARES                        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0*
EACH REPORTING PERSON
WITH
                                     -------------------------------------------
                                        8          SHARED VOTING POWER
                                                   0
                                     -------------------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                   0*
                                     -------------------------------------------
                                        10         SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,610,729*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 /  /


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          APPROXIMATELY 77.82% OF THE SHARES ISSUED AND OUTSTANDING AS OF JANUARY 23, 1998
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*  SEE ITEMS 5(A) AND 5(B).

                                  SCHEDULE 13D

----------------------------------
 CUSIP NO. 906072103
----------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAMMA FUND LLC
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A)


                                                                   (B) X


--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          SC, BK
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                              /  /
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF SHARES                        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0*
EACH REPORTING PERSON
WITH
                                     -------------------------------------------
                                        8          SHARED VOTING POWER
                                                   0
                                     -------------------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                   0*
                                     -------------------------------------------
                                        10         SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,610,729*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              /  /


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          APPROXIMATELY 77.82% OF THE SHARES ISSUED AND OUTSTANDING AS OF JANUARY 23, 1998
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO**
--------------------------------------------------------------------------------

*  SEE ITEMS 5(A) AND 5(B).
** GAMMA FUND LLC IS A CALIFORNIA LIMITED LIABILITY COMPANY.

                                  SCHEDULE 13D

----------------------------------
 CUSIP NO. 906072103
----------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MDC MANAGEMENT COMPANY III, L.P.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)


                                                                     (B) X


--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          SC, BK
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                /  /
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF SHARES                        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0*
EACH REPORTING PERSON
WITH
                                     -------------------------------------------
                                        8          SHARED VOTING POWER
                                                   0
                                     -------------------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                   0*
                                     -------------------------------------------
                                        10         SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,610,729*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                /  /


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          APPROXIMATELY 77.82% OF THE SHARES ISSUED AND OUTSTANDING AS OF JANUARY 23, 1998
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*  SEE ITEMS 5(A) AND 5(B).

                                  SCHEDULE 13D

----------------------------------
 CUSIP NO. 906072103
----------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MDC MANAGEMENT COMPANY IIIA, L.P.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)


                                                                    (B) X


--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          SC, BK
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                /  /
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------------------------------------------------------------------------------
NUMBER OF SHARES                        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0*
EACH REPORTING PERSON
WITH
                                     -------------------------------------------
                                        8          SHARED VOTING POWER
                                                   0
                                     -------------------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                   0*
                                     -------------------------------------------
                                        10         SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,610,729*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                /  /


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          APPROXIMATELY 77.82% OF THE SHARES ISSUED AND OUTSTANDING AS OF JANUARY 23, 1998
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

*  SEE ITEMS 5(A) AND 5(B).

ITEM 1.  SECURITY AND ISSUER

         Common Stock, par value $0.50 per share.

         The Union Corporation
         211 King Street, Suite 100
         Charleston, South Carolina 29401

ITEM 2.  IDENTITY AND BACKGROUND

     McCown De Leeuw & Co. III, L.P., an investment partnership located at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025, is a California limited partnership. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     McCown De Leeuw & Co. III (Europe), L.P., an investment partnership located at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025, is a Bermuda limited partnership. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     McCown De Leeuw & Co. III (Asia), L.P., an investment partnership located at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025, is a Bermuda limited partnership. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Gamma Fund LLC, an investment limited liability company located at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025, is a California limited liability company. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     MDC Management Company III, L.P., an investment partnership located at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025, is a California limited partnership. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     MDC Management Company IIIA, L.P., an investment partnership located at 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025, is a Bermuda limited partnership. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable. The undersigned reporting persons have filed this Schedule 13D solely due to their ownership in Outsourcing Solutions Inc. ("OSI"), which owns 100% of Sherman Acquisition Corporation ("Sherman"). See Items 5(a), 5(b) and 5(c). The undersigned reporting persons have been informed that each of OSI and Sherman have already filed a Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of Sherman's purchase (the "Share Purchase") of 4,610,729 shares of The Union Corporation ("Union") common stock (the "Common Stock") through the December 24, 1997 offer by Sherman to purchase all the outstanding shares of Common Stock (the "Offer") was to enable OSI to acquire control of the Board of Directors of Union and the entire equity interest in Union. Upon consummation of a merger of Sherman with and into Union (the "Merger"), Union will become a wholly-owned subsidiary of OSI, and its securities will be delisted from the New York Stock Exchange. The Share Purchase, the Offer and the Merger are made pursuant to a Share Purchase Agreement and Plan of Merger, dated as of December 22, 1997 between OSI, Sherman and Union.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Includes 4,610,729 shares of Common Stock, or 77.82% of the issued and outstanding Common Stock, owned by Sherman. As of January 23, 1998 there were
(a) 5,924,655 shares of Common Stock issued and outstanding, and (b) outstanding stock options to purchase an aggregate of 603,534 shares of Common Stock. OSI owns 100% of Sherman and Sherman owns approximately 77.82% of the issued and outstanding shares of Common Stock (approximately 77.78% on a fully diluted basis). Pursuant to the Share Purchase Agreement and Plan of Merger dated December 22, 1997 by and among OSI, Sherman and Union, outstanding stock options to purchase an aggregate of 600,034 shares of Common Stock were cancelled immediately upon the consummation of the Offer, and each holder thereof, in cancellation and settlement therefor, became entitled to payments in cash equal to the difference between the exercise price of such options and $31.50. Any shares of Common Stock not purchased in the Offer will be cancelled and become the right to receive $31.50 per share of Common Stock when the merger of Sherman with and into Union is completed.

     Gamma Fund LLC ("Gamma"), together with McCown De Leeuw & Co. III, L.P. ("MDL III"), an investment partnership whose general partner is MDC Management Company III, L.P. ("MDC III"), McCown De Leeuw & Co. III (Europe), L.P. ("MDL Europe"), an investment partnership whose general partner is MDC III, and McCown De Leeuw & Co. III (Asia), L.P. ("MDL Asia"), an investment partnership whose general partner is MDC Management Company IIIA, L.P. ("MDC IIIA"), beneficially own 1,897,793.01 shares, or 54.58%, of voting common stock of OSI. The voting members of Gamma, a California limited liability company, are George E. McCown, David De Leeuw, David E. King, Robert B. Hellman, Jr., Charles Ayres and Steven Zuckerman, who are also the only general partners of MDC III and MDC IIIA. Voting and dispositive decisions regarding the voting common stock of OSI owned by MDL III, MDL Europe and MDL Asia are made by Mr. McCown and Mr. De Leeuw, as Managing General Partners of each of MDC III and MDC IIIA, who together have more than a two-thirds- in-interest vote of the Managing General Partners necessary to effect such decision on behalf of any such entity. Voting and dispositive decisions regarding the voting common stock of OSI owned by Gamma are made by a vote of a majority in number of the voting members of Gamma. Voting and dispositive decisions regarding the Common Stock owned by Sherman are made by a majority of the directors of Sherman. No director is able to individually direct the voting or disposition of Common Stock beneficially owned by Sherman. Each of Gamma, MDL III, MDL Europe, MDL Asia, MDC III and MDC IIIA has no direct ownership of any shares of Common Stock. Each of Gamma, MDL III, MDL Europe, MDL Asia, MDC III and MDC IIIA may be deemed to beneficially own shares of Common Stock. Each of Gamma, MDL III, MDL Europe, MDL Asia, MDC III and MDC IIIA disclaims beneficial ownership of any shares of Common Stock.

     (b) Each of Gamma, MDL III, MDL Europe, MDL Asia, MDC III and MDC IIIA has no sole or shared power to vote or direct the vote of the Common Stock. Each of Gamma, MDL III, MDL Europe, MDL Asia, MDC III and MDC IIIA has no sole or shared power to dispose or direct the disposition of the Common Stock.

     (c) See Items 4 and 5(a).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1998

                                   McCOWN DE LEEUW & CO. III, L.P.

                                   By: MDC Management Company III,
                                         L.P., its general partner


                                       By: /s/ David E. King
                                           Name:  David E. King
                                           Title:  General Partner


                                   McCOWN DE LEEUW & CO. III (Europe),
                                     L.P.

                                   By: MDC Management Company IIIA,
                                         L.P., its general partner


                                       By: /s/ David E. King
                                           Name:  David E. King
                                           Title:  General Partner


                                   McCOWN DE LEEUW & CO. III (Asia),
                                     L.P.

                                   By: MDC Management Company IIIA,
                                         L.P., its general partner


                                       By: /s/ David E. King
                                           Name:  David E. King
                                           Title:  General Partner


                                   GAMMA FUND LLC


                                   By: /s/ David E. King
                                       Name: David E. King
                                       Title:  Member


                                   MDC MANAGEMENT COMPANY III, L.P.


                                   By: /s/ David E. King
                                       Name: David E. King
                                       Title: General Partner


                                   MDC MANAGEMENT COMPANY IIIA, L.P.


                                   By: /s/ David E. King
                                       Name: David E. King
                                       Title: General Partner